Via Facsimile and U.S. Mail
Mail Stop 6010

July 31, 2007

Eric E. Parsons
Chairman, President and Chief Executive Officer
StanCorp Financial Group, Inc.
1100 SW Sixth Avenue
Portland, Oregon 97204

Re: StanCorp Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 001-14925

Dear Mr. Parsons:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 30

Deferred Acquisition Costs ("DAC"), Value of Business Acquired ("VOBA"), Other Intangible Assets and Goodwill, page 31

1.   Please explain to us in disclosure type format the nature and description of both DAC and VOBA that are amortized under your two distinct amortization policies described here. For the amounts that you amortize based on estimated future

profitability, disclose the key assumptions used in determining future profitability and provide a sensitivity analysis of the impact of changes in those profitability assumptions on your earnings.

Item 8. Financial Statements

3. Segments, page 44

2.   In a disclosure-type format to be included in your financial statements, please provide us a breakout of revenue by product or groups of products that is required by paragraph 37 of SFAS 131. You appear to provide a similar disclosure that is required by paragraph 37 outside of financial statements, on page 21.

8. Liability for Unpaid Claims, Claims Adjustment Expenses and Other Policyholder Funds, page 48

3.   You indicate that the "table sets forth the change in the liabilities for unpaid claims and claim adjustment expenses for the years ended December 31." Tell us your accounting treatment for these unpaid claims and claims adjustment expenses. In your response reference the appropriate paragraphs in SFAS 60.

4.   If, as it appears, you are re-estimating these unpaid claims and claims adjustment expenses at each balance sheet date, we believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of these liabilities could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information, as applicable, for each material line of business included within unpaid claims and claims adjustment expenses and also consider providing any additional information, in disclosure-type format, to achieve this objective.

> a. Please disclose the amount of unpaid claims and claim adjustment expenses for each year presented.
> b. Please describe the methods you used to determine your unpaid claims and claim adjustment expenses. Please ensure this description:

      i. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

     ii. Identifies the unique development characteristics of each material short-tail and long-tail line of business

    iii. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

    iv. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

c. Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

      i. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

     ii. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

d. Based on the table included in note 8, it appears that you have significantly revised your "incurred related to prior years." Please provide the following to explain the reasons for your change in estimate that augments your current discussion on page 22 by major line of business:

      i. Quantify the amount of the impact that the factors currently discussed had on your operations. Consider the need to reconcile these amounts to the current year provision disclosed in the table in note 8.

     ii. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

    iii. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

e. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses such as incidence and severity as disclosed in your discussion on page 21. In addition please disclose the following:

    i. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.

    ii. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

f. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant